FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 27, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces New Appointments

September 27, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces appointment of Ivan Zolochevsky to the position of General Director of Business Unit “MTS Ukraine”, who previously served as Director of the North-West Macro-Region of MTS in Russia.

“In recent years, we realized significant accomplishments in our Ukrainian business,” remarked Andrei Dubovskov, President and Chief Executive Officer of MTS. “We are seeing growth in key performance indicators and a positive effect from our corporate strategy. Likewise, Mr. Zolochevsky has developed into one of the most effective regional managers in MTS by virtue of his success and demonstrated leadership of one of the most important regions in Russia. In his new role, Mr. Zolochevsky will not only continue to implement our strategy, but also provide a further impetus to strengthen our position in the Ukraine market.”

Replacing Mr. Zolochevsky will be Kirill Dmitriev, who previously managed MTS’s business in Western Ukraine.

“We are confident that Mr. Dmitriev’s experience and expertise will be useful in sustaining the dynamic and vibrant growth we’ve seen in the North-West region,” continued Mr. Dubovskov.

Biography:

Ivan Zolochevsky joined MTS in January 2005 as a branch manager for MTS in Tula. In June 2005 he was appointed to the position of Director of the North-West Macro Region of MTS, where his responsibilities included oversight of MTS’s mobile and fixed business operational management in all regions of the North-West Federal District. Prior to joining MTS, from 2001 to 2005, Mr. Zolochevsky served as a sales director of BCC, a St. Petersburg-based company. From 1998 to 2001 he was a Head of Corporate and Market Sales of St. Petersburg company “Nienschanz”. Before 1998, he served in “Transas” group of companies in sales and marketing. Mr. Zolochevsky was born on February 9, 1972 in Vyborg. He graduated with a degree in Physics from the St. Petersburg Pedagogical Institute n.a. A. Herzen.  In 2001 he finished The British Open University with a specialty in Management.  Mr. Zolochevsky also finished the course of the Presidential Program in Engineering and Economics Academy with a focus on management and marketing.

Kirill Dmitriev has held the position of Director, Western territorial administration of MTS Ukraine, since March 2009, where he was responsible for the Company’s business in six areas — Lviv, Ivano-Frankivsk, Ternopil, Transcarpathian, Chernivtsi and Volyn. He joined MTS from the company Baltic Beverages Holding Ukraine (BBH Ukraine), where he served from 2006 as a national sales development manager. From December 2007 he served as Director, Key Retail Customers BBH Ukraine. From 2002 to 2005 he worked in “Brewery “Vienna” OJSC, which was majority-owned by Baltic Beverages Holding, as a regional sales manager responsible for the central Urals.  Mr. Dmitriev started his career in 2000 at British American Tabacco, the largest tobacco-manufacturing company, where he held various positions in the sales department. Mr. Dmitriev was born in 1978 in the Leningrad region in Kingisepp. In 2000, he graduated from the Faculty of Economics and Management of St. Petersburg State University of Economics and Finance.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: September 27, 2011